UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)*


              ROHN Industries, Inc. (formerly UNR Industries, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   903-185-114
                       ---------------------------------
                                 (CUSIP Number)

                           John H. Laeri, Jr., Trustee
                        UNR Asbestos-Disease Claims Trust
                              100 North Lincoln Way
                          North Aurora, Illinois 60542
                                 (708) 892-5757
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 26, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                               Page 1 of 3 Pages.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 13 amends and supplements the Schedule 13D filed on March 5, 1990 as amended by Amendment Nos. 1 through 12 (the "Schedule 13D") by the UNR Asbestos-Disease Claims Trust (the "Trust") with respect to the Common Stock, par value of $.01 per share (the "Common Stock"), of ROHN Industries, Inc. (formerly UNR Industries, Inc.), a Delaware corporation ("ROHN"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.



ITEM 4.     PURPOSE OF TRANSACTION.
-------     -----------------------

            Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs immediately before the final paragraph of such Item:

            On March 30, 1999, the Merger Agreement was terminated in accordance with the terms thereof by the mutual written consent of the boards of directors of ROHN and PiRod. Pursuant to the terms of each of the Stockholders Agreement and Trust Voting Agreement, these agreements became void and of no further force or effect upon the termination of the Merger Agreement.

            The following persons associated with the Trust are among those being nominated by ROHN for election to its board of directors at the Annual Meeting of Stockholders to be held on May 18, 1999: John H. Laeri, Jr. (Chairman, UNR Asbestos-Disease Claims Trust), Michael E. Levine (a Trustee), and Gene Locks (a member of the Trustees Advisory Committee).



ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
-------     ------------------------------------------
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
-------------------------------------------------------

            See Item 4 above.

                               Page 2 of 3 Pages.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 1999

                                          UNR Asbestos-Disease Claims Trust



                                          /s/ JOHN H. LAERI, JR.
                                          ____________________________________
                                          John H. Laeri, Jr., Trustee Chairman






























                               Page 3 of 3 Pages.